FINAL FOR IMMEDIATE RELEASE

Affimed Reports Financial Results for First Quarter 2018

Heidelberg, Germany, May 15, 2018 - Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies, today reported financial results for the quarter ended March 31, 2018.

“The ability to utilize different antibody formats to activate innate and adaptive immune cells is in our minds a prerequisite to developing effective therapies for different cancers and other life-threatening diseases,” said Dr. Adi Hoess, Affimed’s CEO. “Our versatile ROCKTM platform enables us to develop differentiated therapies aimed at improving efficacy and safety.”

Corporate Updates

•	Leila Alland, M.D. joined the Company in March 2018 as Chief Medical Officer. Dr. Alland’s broad expertise in I/O and oncology will be instrumental in advancing the Company’s product candidates through the clinic and in developing Affimed’s future clinical development strategy.

•	Richard Stead, M.D. has decided to step down from Affimed’s Supervisory Board, effective June 19, 2018. The Company is grateful to Dr. Stead for his valuable contributions during his 11 years’ tenure. Affimed’s Supervisory Board intends to nominate Dr. Mathieu Simon, a seasoned immune-oncology expert, as a new Supervisory Board member succeeding Dr. Stead.

•	Affimed completed an underwritten public offering on the Nasdaq Global Market in February 2018, raising a total of approximately $24.5 million (€19.7 million) in net proceeds.

Platform Update

•	Affimed introduced its ROCKTM (Redirected Optimized Cell Killing) platform, which was officially launched at the PEGS Protein Engineering Summit in Boston in early May 2018. The Company’s proprietary, unique and modular ROCK™ platform enables the generation of first-in-class, tetravalent, multi-specific immune cell engagers. Based on its modularity, ROCKTM allows for antibody engineering of highly customizable NK and T cell engagers to generate clinical candidates tailored to multiple disease indications and settings, including generation of molecules against validated oncology targets, to address the limitations of existing treatments.

Pipeline Updates

NK cell engager programs

•	Affimed is conducting a Phase 1b combination study of AFM13, its CD30/CD16A-targeting NK cell engager, with Merck’s Keytruda® (pembrolizumab) in patients with relapsed/refractory Hodgkin lymphoma (r/r HL). A total of 24 patients are being treated at the highest AFM13 dose level. Affimed expects full 3-month data by mid-year 2018 and intends to provide regular updates at scientific or medical conferences, with the next set of data to be presented at the 23rd Annual Congress of the European Hematology Association (EHA) in Stockholm, June 14-17, 2018.

•	An investigator-sponsored translational Phase 1b/2a study of AFM13 in patients with relapsed or refractory CD30-positive lymphoma with cutaneous manifestation led by Columbia University and supported by Affimed is ongoing and recruiting. Early data presented in February 2018 confirm the single-agent activity observed for AFM13 in an ongoing Phase 2a trial in HL and suggest a new opportunity for the development of AFM13 in patients with CD30-positive lymphoma. Affimed intends to work with the sponsor to provide regular updates on the study.

•	The Company’s investigator-sponsored Phase 2a monotherapy study of AFM13 in patients with HL led by the German Hodgkin Study Group (GHSG) is open and recruiting, including patients pre-treated with both brentuximab vedotin (B.V.) and anti-PD1.

•	Affimed presented data at the American Association for Cancer Research (AACR) 2018 Annual Meeting in Chicago, highlighting the Company’s progress toward novel EGFR-targeting therapies. In a poster titled “Pharmacokinetics and in vitro/in vivo characterization of high-affinity bispecific EGFR/CD16A NK cell engagers for the treatment of EGFR-expressing tumors”, Affimed showed data on two development candidates from its AFM24 program based on its ROCKTM platform. The EGFR-binding domain was selected to minimize inhibition of EGFR-mediated signal transduction with the aim of achieving therapeutic efficacy while lowering the risk of side effects such as skin toxicity that are associated with anti-EGFR monoclonal antibodies. The approach of NK cell-mediated targeting of EGFR-expressing human cancers introduces a highly potent effector function to address the needs of patients who may not benefit from anti-EGFR monoclonal antibodies. At AACR, in vitro and in vivo data for two AFM24 candidates were presented, showing the first evidence supporting this new mechanism of action. Affimed anticipates completing IND-enabling studies for one of the candidates by mid-year 2019.

•	For Affimed’s AFM26 (BCMA/CD16A) high-affinity bispecific NK cell engagers, designed to address the medical need of eliminating minimal residual disease (MRD) in patients with multiple myeloma, preclinical development is ongoing. Leveraging its ROCKTM platform, the Company is developing a variety of antibody formats addressing the need to eliminate malignant cells with very low target expression. Affimed continues to advance its lead candidate to IND-enabling studies.

•	Preclinical research activities are progressing in Affimed’s collaboration with The University of Texas MD Anderson Cancer Center (MDACC), evaluating the Company’s NK cell engager AFM13 in combination with MDACC’s NK cell product.

•	The Company continues to evaluate additional opportunities to harness innate and adaptive immunity in rational combinations, including the approach of combining Affimed’s NK cell engagers with cytokines to potentially achieve deeper clinical responses.

T cell engager programs

•	Affimed is conducting two clinical Phase 1 dose escalation trials with AFM11, a CD19/CD3-targeting tetravalent bispecific T cell engager, in patients with r/r acute lymphocytic leukemia (ALL) and with r/r non-Hodgkin lymphoma (NHL), respectively. Both studies are actively recruiting patients as dose escalation continues.

•	Amphivena Therapeutics, Inc. continues to recruit patients into its first-in-human Phase 1 dose escalation study of AMV564, a CD33/CD3-specific T cell engager based on Affimed’s technology platform, in r/r acute myeloid leukemia (AML). Affimed owns approximately 18.5% of Amphivena (fully diluted).

Financial Highlights

(Figures for the first quarter of 2018 and 2017 represent unaudited figures)

Cash and cash equivalents totaled €55.3 million as of March 31, 2018 compared to €39.8 million as of December 31, 2017. The increase was primarily attributable to the net proceeds of €19.7 million from the public offering, partially offset by Affimed’s operational expenses.

Net cash used in operating activities was €6.9 million for the first quarter of 2018 compared to €7.2 million for the first quarter of 2017. Cash flow from financing activities amounted to €22.6 million for the first quarter of 2018 compared to €16.4 million for the first quarter of 2017.

Revenue for the first quarter of 2018 was €0.5 million compared to €0.4 million for the first quarter of 2017. Revenue in both periods was derived from Affimed’s collaboration with LLS and AbCheck service revenue.

R&D expenses for the first quarter of 2018 were €6.4 million compared to €5.4 million for the first quarter of 2017. The increase was primarily related to higher expenses for AFM11, preclinical programs and infrastructure. G&A expenses for the first quarter of 2018 were slightly lower with €2.0 million compared to €2.2 million for the first quarter of 2017.

Loss for the first quarter of 2018 was €8.2 million, or €0.15 per common share, compared to a loss of €7.8 million, or €0.19 per common share, for the first quarter of 2017. The increase in loss was primarily related to higher spending on R&D for AFM11, preclinical programs and infrastructure.

Note on IFRS Reporting Standards

Affimed prepares and reports the consolidated financial statements and financial information in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States. Affimed maintains its books and records in Euro.

Conference Call and Webcast Information

Affimed’s management will host a conference call to discuss the company’s financial results and recent corporate developments today at 8:30 a.m. ET. A webcast of the conference call can be accessed in the “Events” section on the “Investors & Media” page of the Affimed website at http://www.affimed.com/events.php. A replay of the webcast will be available on Affimed’s website shortly after the conclusion of the call and will be archived on the Affimed website for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) engineers targeted immunotherapies, seeking to cure patients by harnessing the power of innate and adaptive immunity (NK and T cells). We are developing single and combination therapies to treat cancers and other life-threatening diseases. For more information, please visit www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the value of our ROCK™ platform, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates our intellectual property position, our collaboration activities, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Contact:

Anca Alexandru, Head of Communications, EU IR

Phone: +49 6221 64793341

E-Mail: a.alexandru@affimed.com, IR@affimed.com

AFFIMED N.V.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Affimed N.V.

Unaudited consolidated statements of comprehensive loss (in € thousand)

	For the three months ended March 31

	2017	2018

Revenue	399	532

Other income – net	(9)	(11)
Research and development expenses	(5,442)	(6,396)
General and administrative expenses	(2,246)	(2,038)

Operating loss	(7,298)	(7,913)

Finance income / (costs) – net	(456)	(289)

Loss before tax	(7,754)	(8,202)

Income taxes	(1)	(1)

Loss for the period	(7,755)	(8,203)

Other comprehensive income
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI - net change in fair value	0	(195)

Other comprehensive loss	0	(195)

Total comprehensive loss	(7,755)	(8,398)

Loss per share in € per share (undiluted = diluted)	(0.19)	(0.15)

Affimed N.V.

Consolidated statements of financial position (in € thousand)

	December 31, 2017	March 31, 2018
		(unaudited)

ASSETS
Non-current assets

Intangible assets	65	65
Leasehold improvements and equipment	1,113	1,168
Long term financial assets	0	7,130
	1,178	8,363

Current assets

Inventories	241	262
Trade and other receivables	1,102	1,812
Other assets	800	813
Cash and cash equivalents	39,837	55,339
	41,980	58,226

TOTAL ASSETS	43,158	66,589

EQUITY AND LIABILITIES
Equity

Issued capital	468	624
Capital reserves	213,778	237,378
Other reserves	0	7,130
Accumulated deficit	(182,667)	(190,870)
Total equity	31,579	54,262

Non-current liabilities

Borrowings	4,086	3,482
Total non-current liabilities	4,086	3,482

Current liabilities

Trade and other payables	4,180	5,307
Borrowings	3,083	3,083
Contract liabilities	230	455
Total current liabilities	7,493	8,845

TOTAL EQUITY AND LIABILITIES	43,158	66,589

Affimed N.V.

Unaudited consolidated statements of cash flows (in € thousand)

For the three months ended March 31

	2017	2018
Cash flow from operating activities
Loss for the period	(7,755)	(8,203)
Adjustments for the period:
- Income taxes	1	1
- Depreciation and amortization	86	99
- Share based payments	565	370
- Finance income / costs – net	456	289
	(6,647)	(7,444)
Change in trade and other receivables	(12)	(711)
Change in inventories	6	(21)
Change in other assets	97	(17)
Change in trade, other payables and deferred revenue	(640)	1,345
Cash used in operating activities	(7,196)	(6,848)
Interest received	24	26
Paid interest	(62)	(101)
Net cash used in operating activities	(7,234)	(6,923)

Cash flow from investing activities
Purchase of intangible assets	(9)	(9)
Purchase of leasehold improvements and equipment	(83)	(146)
Cash received from the sale of leasehold improvements and equipment	0	1
Cash paid for investments in financial assets	(4,655)	0
Cash received from maturity of financial assets	9,209	0
Net cash used for investing activities	4,462	(154)

Cash flow from financing activities
Proceeds from issue of common shares	17,901	25,042
Transaction costs related to issue of common shares	(1,463)	(1,646)
Repayment of borrowings	0	(750)
Cash flow from financing activities	16,438	22,646

Exchange-rate related changes of cash and cash equivalents	(66)	(66)
Net changes to cash and cash equivalents	13,666	15,568
Cash and cash equivalents at the beginning of the period	35,407	39,837
Cash and cash equivalents at the end of the period	49,007	55,339

Affimed N.V.

Unaudited consolidated statements of changes in equity (in € thousand)

	Issued capital	Capital reserves	Fair value reserves	Accumulated deficit	Total equity

Balance as of January 1, 2017	333	190,862	0	(152,444)	38,751
Issue of common shares	106	15,925			16,031
Equity-settled share based payment awards		565			565

Loss for the period				(7,755)	(7,755)

Balance as of March 31, 2017	439	207,352	0	(160,199)	47,592

Revaluation shares Amphivena (first time adoption IFRS 9)			7,325		7,325
Balance as of January 1, 2018	468	213,778	7,325	(182,667)	38,904
Issue of common shares	156	23,230			23,386
Equity-settled share based payment awards		370			370
Loss for the period				(8,203)	(8,203)
Other comprehensive income			(195)		(195)

Balance as of March 31, 2018	624	237,378	7,130	(190,870)	54,262